Filed by Ocular Sciences, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Ocular Sciences, Inc.

Commission File No.: 000-22623

On September 8, 2003, The Cooper Companies, Inc. and Ocular Sciences, Inc. issued a joint press release announcing that the Federal Trade Commission has requested additional information concerning the proposed merger of The Cooper Companies and Ocular Sciences. The text of the joint press release follows.

NEWS RELEASE		21062 Bake Parkway Lake Forest, CA 92630

CONTACTS: The Cooper Companies, Inc. Norris Battin +1-888-822-2660 ir@coopercompanies.com	Ocular Sciences, Inc. EVC Group, Inc. Doug Sherk/Jennifer Beugelmans +1-415-896-6820 ocularir@evcgroup.com.

FOR IMMEDIATE RELEASE

COOPER COMPANIES AND OCULAR SCIENCES TO RESPOND TO FTC REQUEST FOR ADDITIONAL INFORMATION CONCERNING THEIR PROPOSED MERGER

LAKE FOREST, Calif. and CONCORD, Calif., September 8, 2004 — The Cooper Companies, Inc. (NYSE:COO) and Ocular Sciences, Inc. (Nasdaq: OCLR) said today that they have received a Request for Additional Information from the Federal Trade Commission (FTC) concerning their proposed merger.

Cooper and Ocular will promptly begin working to respond to the request. They remain committed to working cooperatively with the FTC as it conducts its review.

The initial submission to the FTC was made on August 6.

Information

In connection with Cooper’s proposed merger with Ocular Sciences, Cooper has filed with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITYHOLDERS OF COOPER AND OCULAR SCIENCES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS REGARDING THE

ACQUISITION AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE ACQUISITION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC web site www.sec.gov. The definitive joint proxy statement/prospectus and other relevant materials (when they become available) will be mailed to stockholders of Cooper and Ocular Sciences in advance of the special meetings to consider the transaction. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cooper by contacting Investor Relations, The Cooper Companies, Inc., 21062 Bake Parkway, Suite 200, Lake Forest, CA 92630, 949-597-4700, ir@coopercos.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Ocular Sciences by contacting EVC Group, Inc, 90 Montgomery Street Suite 1001, San Francisco, CA 94165, 415-896-6820, ocularir@evcgroup.com. Cooper, Ocular Sciences and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Cooper is set forth in Cooper’s proxy statement for its 2004 annual meeting, which was filed with the SEC on February 6, 2004. A description of the interests of the directors and executive officers of Ocular Sciences is set forth in Ocular Sciences’ proxy statement for its 2004 annual meeting, which was filed with the SEC on April 22, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when it becomes available, as well as other relevant documents filed with the SEC when they become available.